Exhibit 99.1

NEW GOLD EXPANDS OPEN PIT AND UNDERGROUND MINERALIZATION AT RAINY RIVER, DEMONSTRATES STRONG SUPPORT FOR MINERAL RESOURCES GROWTH

TORONTO, Sept. 11, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to provide an update on its ongoing Rainy River exploration program. Over the first eight months of 2024, exploration drilling at Rainy River has proven successful in advancing the Company's exploration objectives to expand existing resource envelopes, confirm the continuity of potential new mining zones, and grow the mineralized footprint through new near-mine discoveries. These results are expected to have a positive impact on Rainy River's mineral resource estimate at year-end 2024 and provide high-quality targets as the foundation of the Company's exploration strategy in the coming years.

"The strong exploration results support our ongoing exploration strategy and confirm the upside potential remaining at Rainy River" stated Patrick Godin, President and CEO. "This is our first major drilling campaign since 2017, and it is delivering positive results, confirming that the deposit remains open at depth and along strike, highlighting the potential for additional underground reserves close to existing infrastructure, while shallow drilling of near-surface targets demonstrates the potential for additional open pit reserves."

Underground Zones Extended Along Strike and at Depth, New Gold Mineralization Intersected between Intrepid and Underground Main

Diamond drilling conducted from surface and from underground confirmed the extension of gold mineralization along strike at Intrepid and down-plunge at the ODM East and 17-East zones of Underground Main ("UG Main"). In addition, diamond drilling from the connection ramp between Intrepid and UG Main led to the intersection of sulphide-bearing gold mineralization above current underground mining cut-off grade (1.74 g/t AuEq) and minimum mining width (2.4 metres) at the Gap Area target.

Underground Highlights1

•	Intrepid Strike-Extension drilling highlights:
•	3.26 g/t gold and 7.22 g/t silver (3.32 AuEq) over 7.5 metres core length (6 metres estimated true width) in Borehole RR24-2011 including:
•	6.09 g/t gold and 9.60 g/t silver (6.17 AuEq) over 1.5 metres core length (1 metre estimated true width)
•	4.44 g/t gold and 38.05 g/t silver (4.78 AuEq) over 4.3 metres core length (4 metres estimated true width) in Borehole RR24-2005 including:
•	8.83 g/t gold and 46.90 g/t silver (9.24 AuEq) over 1.5 metres core length (1 metre estimated true width)
•	ODM East down-plunge drilling highlights:
•	2.59 g/t gold and 3.10 g/t silver (2.62 AuEq) over 13.50 metres core length (11 metres estimated true width) in Borehole RR24-2001 including:
•	5.47 g/t gold and 5.13 g/t silver (5.52 AuEq) over 4.50 metres core length (4 metres estimated true width)
•	17 East drilling highlights:
•	4.09 g/t gold and 31.42 g/t silver (4.37 AuEq) over 7.6 metres core length (6 metres estimated true width) in Borehole RR24-2003B including:
•	8.19 g/t gold and 74.76 g/t silver (8.85 AuEq) over 2.20 metres core length (2 metres estimated true width)
•	New gold mineralization intersection at Gap Area Target:
•	3.59 g/t gold over 4.50 metres core length (3 metres estimated true width) in Borehole RRUG24-0007 including:
•	7.65 g/t gold over 1.50 metres core length (1 metres estimated true width)
[1]All gold and silver grades are reported uncapped. It has yet to be determined whether further exploration will result in the target being delineated as a mineral resource. Additional data and further interpretation work are expected to better define the geometry and extent of the mineralized zones. Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$1,500 per ounce of gold and US$21.00 per ounce of silver.

Continuity of Near-Surface Zones Confirmed, Supporting the Potential for Additional Open Pit Mineral Resources

Completion of the reverse circulation ("RC") drilling program confirmed the continuity of near-surface gold mineralization at NW-Trend and 280 Zone, including high-grade gold mineralization intersections at NW-Trend, providing potential opportunities for additional open pit mining.

Open Pit Highlights1

•	NW-Trend near-surface drilling highlights:
•	4.15 g/t gold and 5.13 g/t silver (4.20 AuEq) over 18.0 metres core length (17 metres estimated true width) in Borehole RC24-0020 including:
•	8.47 g/t gold and 10.28 g/t silver (8.57 AuEq) over 8 metres core length (8 metres estimated true width)
•	2.34 g/t gold and 11.03 g/t silver (2.44 AuEq) over 12.0 metres core length (12 metres estimated true width) in Borehole RC24-0022 including:
•	3.47 g/t gold 20.40 g/t silver (3.66 AuEq) over 6 metres core length (6 metres estimated true width)
•	280 Zone near-surface drilling highlights:
•	1.20 g/t gold and 0.72 g/t silver (1.21 AuEq) over 32 metres core length (21 metres estimated true width) in Borehole RC24-0050 including:
•	3.35 g/t gold and 0.90 g/t silver (3.36 AuEq) over 6 metres core length (4 metres estimated true width)
[1]All gold and silver grades are reported uncapped. It has yet to be determined whether further exploration will result in the target being delineated as a mineral resource. Additional data and further interpretation work are expected to better define the geometry and extent of the mineralized zones. Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$1,500 per ounce of gold and US$21.00 per ounce of silver.

Rainy River Exploration Budget Increased by Another $3 Million to the End of 2024, to Follow Up on the Positive Results

Following the highly encouraging results to date, the Company intends to allocate an additional $3 million to the 2024 Rainy River exploration program. Following early success in the first quarter, the Rainy River 2024 exploration budget was increased from $5 million to $9 million, as previously reported. The total budget for Rainy River exploration will be increased by an additional $3 million for a total of $12 million for 2024. The increased budget at Rainy River is expected to provide an additional 13,000 metres of drilling by year-end, targeting high priority targets including UG Main (ODM Main, ODM East, 17 East, and 114-Deep), Gap Area, and Intrepid (Figure 1).

"The exploration successes support the Company's approach at optimizing net asset value with modest investment, leveraging existing infrastructure," added Mr. Godin. "Over the past two years, our focus at New Gold has been on operational excellence, project execution, and financial discipline. Both operations are now consistently delivering while we continue to execute on the above priorities, 2024 marks a renewed focus on adding value through exploration and these results are a strong step in the right direction."

Rainy River Exploration Drilling Results

This year marks the first major exploration campaign carried out at Rainy River since mine opening in 2017. As such, several promising targets remain untested. The Rainy River 2024 exploration program is divided into three main components of equal priority:

1.	Test the potential extension of underground ore zones at depth and along strike.
2.	Explore the previously undrilled gap between Intrepid and UG Main.
3.	Follow up on previously drilled near-surface priority targets surrounding the existing Rainy River open pit.

On the first exploration component, diamond drilling conducted from surface and from underground confirmed the extension of gold mineralization along strike at Intrepid and down-plunge at the ODM East and 17 East zones at UG Main. At Intrepid, new drill intersections locally extend the mineralized envelope by approximately 100 metres towards the east, which has the potential to add underground reserves and increase the gold ounces per level. At UG Main, five boreholes intersected gold mineralization at a depth of up to 850 metres below surface, extending the resource envelopes down-plunge and confirming continuity of existing ore zones. All zones remain open at depth. The new diamond drilling results are expected to have a positive impact on underground resources at year-end.

Additionally, diamond drilling conducted from the underground ramp between Intrepid and UG Main intersected new gold mineralization. UG Main and Intrepid deposits are interpreted to occur along the same stratigraphic units. However, the 1,000-metre strike length between the two deposits remained mostly undrilled prior to this year. Borehole RRUG24-0007 intersected gold-bearing sulphide mineralization grading 3.59 g/t gold over 4.50 metres core length (3 metre estimated true width), above current underground cut-off grade and minimum mining width (Figure 3). Additional underground drilling will focus on exploring the extents of this new mineralized area. All new notable diamond drilling intercepts from Intrepid, ODM East, 17 East, and Gap Area exploration programs are summarized in Tables 1 and 3, and Figure 1 below.

The third exploration component is to define near-surface mineral resources with the potential to be mined by open pit methods. On review of historical exploration data and following the successful addition of Phase 5 open pit mineral reserves at year-end 2023, high-quality targets were identified, of which the NW-Trend, or Western Zone, and 280 Zone were prioritized for RC drilling in 2024. The recently completed RC drilling program proved successful in demonstrating the near-surface continuity of the targeted gold-mineralized zones. High-grade gold intersections at NW-Trend confirms the continuity of high-grade gold zones intersected in historical diamond boreholes. At 280 Zone, several gold-mineralized intersections over 10 metres wide within the first 100 metres below surface confirmed the up-dip continuity of deeper gold zones intersected in historical diamond boreholes. While the economic viability of these targets is currently under evaluation, further extension of open pit mining has the potential to defer reclaim of the low-grade stockpile and improve the long-term gold production profile. All notable results from the RC drilling campaign are summarized in Tables 2 and 4, and Figure 2 below.

 Table 1: Notable Exploration Drilling Results at Rainy River Underground1, 2

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	AuEq
Intrepid	RR24-2005		512.9	517.2	4.3	4	4.44	38.05	4.78
		Including	515.7	517.2	1.5	1	8.83	46.90	9.24
	RR24-2007		518.1	521.1	3.0	3	1.95	17.85	2.11
		Including	520.6	521.1	0.5	0.5	7.22	72.60	7.86
	RR24-2008		530.0	533.0	3.0	2	2.15	6.35	2.21
			546.5	551.0	4.5	4	2.81	7.50	2.88
	RR24-2010		519.5	524.5	5.0	4	1.88	13.49	2.00
	RR24-2011		548.0	555.5	7.5	6	3.26	7.22	3.32
		Including	548.0	549.5	1.5	1	6.09	9.60	6.17
	RR24-2012		536.0	539.0	3.0	2	2.29	10.95	2.39
	RR24-2013		566.0	570.5	4.5	4	2.96	56.50	3.46
	RRUI24-029		72	79	6.5	4	1.92	13.99	2.04
	RRUI24-031		100	105	4.5	3	2.32	92.43	3.14
	RRUI24-032		99	111	12.0	6	2.17	16.22	2.31
ODM East	RR24-2001		809.0	822.5	13.5	11	2.59	3.10	2.62
		Including	815.0	819.5	4.5	4	5.47	5.13	5.52
	RR24-2001		827.0	831.5	4.5	4	1.84	2.33	1.86
17 East	RR24-2003B		914.0	921.6	7.6	6	4.09	31.42	4.37
		Including	914.0	916.2	2.2	2	8.19	74.76	8.85
	RR24-2009-W1		807.0	819.0	12.0	11	1.94	21.55	2.13
	RR24-2009-W2B		803.0	807.5	4.5	4	1.92	8.00	1.99
	RR24-2014-W2		846.5	849.5	3.0	2	4.34	2.95	4.37
		Including	846.5	848.0	1.5	1	6.07	4.20	6.11
Gap	RRUG24-0007		126.0	130.5	4.5	3	3.59	NA	NA
		Including	127.5	129.0	1.5	1	7.65	NA	NA
[1]Notable drilling intervals are defined by 3-metre-long composites with average grade above 1.75 g/t gold. Rainy River underground Mineral Reserves cut-off grade is 1.74 g/t AuEq, minimum mining width is 2.4 metres.
[2]Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$1,500 per ounce of gold and US$21.00 per ounce of silver.

Figure 1: Notable Drill Intercepts at Rainy River Underground (CNW Group/New Gold Inc.)

Table 2: Notable Near-Surface RC Drilling Results at Rainy River1,2

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	AuEq
NW Trend	RC24-0020		93.0	111.0	18.0	17	4.15	5.13	4.20
		Including	101.0	109.0	8.0	8	8.47	10.28	8.57
	RC24-0022		89.0	101.0	12.0	12	2.34	11.03	2.44
		Including	93.0	99.0	6.0	6	3.47	20.40	3.66
	RC24-0025		75.0	87.0	12.0	11	1.12	1.42	1.13
	RC24-0030		53.0	69.0	16.0	15	0.63	1.05	0.64
			99.0	111.0	12.0	11	1.26	7.45	1.33
	RC24-0033		117.0	129.0	12.0	9	0.46	10.80	0.56
	RC24-0035		61.0	81.0	20.0	19	0.67	0.38	0.67
	RC24-0036		115.0	129.0	14.0	14	1.50	0.59	1.51
	RC24-0037		133.0	145.0	12.0	12	0.46	0.35	0.46
	RC24-0038		51.0	69.0	18.0	16	0.57	0.39	0.57
	RC24-0040		71.0	95.0	24.0	22	0.41	0.50	0.41
			153.0	165.0	12.0	11	0.80	1.30	0.81
Zone 280	RC24-0045		115.0	127.0	12.0	8	0.76	0.75	0.77
	RC24-0047		89.0	101.0	12.0	7	0.73	0.53	0.73
	RC24-0048		65.0	77.0	12.0	8	0.52	1.92	0.54
	RC24-0050		73.0	105.0	32.0	21	1.20	0.72	1.21
		Including	99.0	105.0	6.0	4	3.35	0.90	3.36
	RC24-0001		43.0	65.0	22.0	16	0.86	1.07	0.87
	RC24-0002		73.0	89.0	16.0	11	0.42	0.38	0.42
	RC24-0006		55.0	69.0	14.0	7	0.64	1.86	0.66
	RC24-0007		95.0	117.0	22.0	11	0.53	0.73	0.54
	RC24-0008		111.0	145.0	34.0	25	0.55	0.74	0.56
	RC24-0009		97.0	113.0	16.0	13	0.66	0.68	0.67
	RC24-0012		91.0	103.0	12.0	9	1.07	1.90	1.09
[1]Notable drilling intervals are defined by 10-metre-long composites with average grade above 0.3 g/t gold. Rainy River Open Pit Mineral Reserves cut-off grade is 0.3 g/t AuEq.
[2]Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$1,500 per ounce of gold and US$21.00 per ounce of silver.

B
B'
NW
SE
NW Trend
Inclined view looking NE
Overburden
-100 m
-200 m
RC24-0025
1.13 gpt AuEq / 11m
RC24-0022
2.44 gpt AuEq / 12m
RC24-0020
4.20 gpt AuEq / 17m
RC24-0030
1.33 gpt AuEq / 11m
RC24-0030
0.64 gpt AuEq / 15m
RC24-0033
0.56 gpt AuEq / 9m
RC24-0038
0.57 gpt AuEq / 16m
RC24-0035
0.67 gpt AuEq / 19m
RC24-0040
0.41 gpt AuEq / 22m
RC24-0036
1.51 gpt AuEq / 14m
RC24-0040
0.81 gpt AuEq / 11m
RC24-0037
0.46 gpt AuEq / 12m
100 m
NW Trend
280 Zone
Intrepid
AuEq (gpt)*
< 0.4
< 0.8
< 1.5
> 1.5
AuEq x True Width (gm/t)
< 8
8 < 20
> 20
*Reported over estimated true width
C
C'
WSW
ENE
280 Zone
Inclined view looking NNW
Overburden
-50 m
-100 m
RC24-0001
0.87 gpt AuEq / 16m
RC24-0006
0.66 gpt AuEq / 7m
RC24-0002
0.42 gpt AuEq / 11m
RC24-0009
0.67 gpt AuEq / 13m
RC24-0007
0.54 gpt AuEq / 11m
RC24-0012
1.09 gpt AuEq / 9m
RC24-0050
1.21 gpt AuEq / 21m
RC24-0045
0.77 gpt AuEq / 8m
RC24-0048
0.54 gpt AuEq / 8m
RC24-0008
0.56 gpt AuEq / 25m
RC24-0047
0.73 gpt AuEq / 7m
50 m

Figure 2: Notable RC Drilling Intercepts at 280 Zone and NW-Trend (CNW Group/New Gold Inc.)

Table 3: All New Exploration Diamond Drilling Location and Orientation at Rainy River

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
RR24-2001	5	-74	935	425,566	5,408,959	348
RR24-2002	7	-71	938	425,996	5,408,891	348
RR24-2003B	350	-77	949	425,996	5,408,891	348
RR24-2004B	0	-73	641	425,053	5,408,840	347
RR24-2005	3	-71	587	427,251	5,409,427	376
RR24-2006	28	-65	950	425,996	5,408,890	348
RR24-2007	19	-64	574	427,251	5,409,427	376
RR24-2008	358	-75	590	427,251	5,409,427	375
RR24-2009	20	-57	909	425,996	5,408,890	348
RR24-2009-W1	20	-57	930	425,996	5,408,890	348
RR24-2009-W2	20	-57	500	425,996	5,408,890	348
RR24-2009-W2B	20	-57	926	425,996	5,408,890	348
RR24-2010	14	-70	575	427,251	5,409,426	376
RR24-2011	11	-72	626	427,251	5,409,426	376
RR24-2012	18	-71	643	427,251	5,409,427	376
RR24-2013	13	-76	669	427,251	5,409,427	376
RR24-2014C	349	-73	482	425,996	5,408,892	348
RR24-2014-W1	349	-73	480	425,996	5,408,892	348
RR24-2014-W2	349	-73	971	425,996	5,408,892	348
RR24-2015	358	-77	689	427,250	5,409,426	375
RR24-2016	19	-68	614	427,252	5,409,426	376
RRUG24-0001	180	-5	400	426,763	5,409,579	-6
RRUG24-0002	180	-43	180	426,763	5,409,579	-8
RRUG24-0003	164	+73	231	426,852	5,409,669	8
RRUG24-0004	189	+38	176	426,850	5,409,668	7
RRUG24-0005	152	-12	195	426,963	5,409,723	23
RRUG24-0006	176	-27	251	426,962	5,409,723	22
RRUG24-0007	164	-24	195	426,851	5,409,668	5
RRUG24-0008	144	+10	176	426,852	5,409,668	6
RRUG24-0009	236	+70	146	426,764	5,409,580	-3
RRUG24-0011	136	+25	176	426,964	5,409,723	24
RRUI24-029	119	-6	105	427,300	5,409,766	28
RRUI24-030	127	+16	131	427,300	5,409,766	28
RRUI24-031	127	+9	116	427,299	5,409,766	28
RRUI24-032	139	+19	111	427,299	5,409,765	28

Table 4: Drilling Location and Orientation of Rainy River RC Drilling

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
RC24-0001	15	-61	111	426,601	5,410,086	378
RC24-0002	20	-59	131	426,618	5,410,084	378
RC24-0003	10	-62	121	426,574	5,410,067	378
RC24-0004	10	-60	135	426,601	5,410,059	378
RC24-0005	29	-63	161	426,614	5,410,058	378
RC24-0006	56	-49	151	426,619	5,410,087	378
RC24-0007	56	-51	171	426,613	5,410,060	378
RC24-0008	10	-61	171	426,602	5,410,027	378
RC24-0009	348	-63	161	426,594	5,410,026	378
RC24-0010	335	-61	101	426,574	5,410,076	378
RC24-0011	335	-68	121	426,577	5,410,060	378
RC24-0012	320	-61	151	426,603	5,410,018	378
RC24-0013	335	-53	151	426,289	5,409,569	363
RC24-0014	345	-60	151	426,289	5,409,568	363
RC24-0015	16	-60	131	426,290	5,409,566	363
RC24-0016	16	-49	131	426,290	5,409,567	363
RC24-0017	30	-53	151	426,291	5,409,566	363
RC24-0018	318	-64	181	426,290	5,409,567	363
RC24-0019	36	-70	171	426,292	5,409,567	363
RC24-0020	73	-70	115	424,217	5,410,127	366
RC24-0022	70	-69	101	424,236	5,410,146	366
RC24-0023	62	-72	171	424,186	5,410,156	366
RC24-0024	70	-65	141	424,191	5,410,166	366
RC24-0025	64	-49	101	424,216	5,410,183	366
RC24-0026	75	-61	121	424,205	5,410,188	366
RC24-0027	75	-72	111	424,186	5,410,186	366
RC24-0028	55	-70	141	424,188	5,410,191	366
RC24-0029	70	-49	101	424,193	5,410,207	366
RC24-0030	70	-58	111	424,191	5,410,200	366
RC24-0031	57	-64	122	424,193	5,410,206	366
RC24-0032	46	-47	125	424,192	5,410,207	366
RC24-0033	37	-58	131	424,194	5,410,204	366
RC24-0035	40	-56	115	424,328	5,409,952	357
RC24-0036	35	-74	171	424,314	5,409,922	357
RC24-0037	40	-68	171	424,310	5,409,879	357
RC24-0038	50	-64	101	424,365	5,409,937	358
RC24-0039	48	-56	131	424,282	5,409,972	356
RC24-0040	70	-55	191	424,305	5,409,862	357
RC24-0041	35	-50	135	424,372	5,409,775	350
RC24-0044	330	-62	125	426,583	5,410,032	378
RC24-0045	306	-62	155	426,597	5,410,014	378
RC24-0046	316	-49	109	426,582	5,410,041	378
RC24-0047	358	-64	105	426,593	5,410,051	378
RC24-0048	14	-74	151	426,600	5,410,030	378
RC24-0049	28	-61	141	426,602	5,410,031	378
RC24-0050	5	-73	105	426,612	5,410,063	378
RC24-0051	318	-55	165	426,287	5,409,568	363
RC24-0052	28	-72	185	426,292	5,409,567	363

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expectations regarding exploration results having a positive impact on the mineral resource estimate at year-end, successfully providing high-quality targets for the coming years and confirming the upside potential remaining at the Rainy River operations; successfully finding additional underground reserves close to existing infrastructure, increased gold ounces per level and additional open pit reserves at Rainy River; the potential for finding and taking advantage of additional open pit and underground mining opportunities at Rainy River; intentions to allocate additional funds to the 2024 Rainy River exploration program and expected use of and benefit of funds; anticipated future success of the Company, including adding value through exploration and successfully generating sustained free cash flow moving forward; anticipated focus areas and priorities for the Company's exploration program and planned exploration activities; successfully accessing a newly discovered mineralized zone from existing underground development at Rainy River; successfully extending open pit mining, deferring reclaim of the low-grade stockpile and improving the long-term gold production profile at Rainy River; and successfully advancing the Company's strategic opportunities for mine life extension.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plan for the Rainy River Mine described herein being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

QA/QC Procedure

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its Rainy River Mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at lengths varying from 0.5 to 1.5 m, halved and shipped in sealed bags to Activation Laboratories Ltd. in Thunder Bay, Ontario. Reverse Circulation ("RC") drill rock chips are sampled at the drill at regular two metre intervals and shipped in sealed bags to Activation Laboratories Ltd. in Thunder Bay, Ontario. Additional information regarding the Company's data verification and quality assurance processes is set out in the March 28, 2022 Rainy River National Instrument 43-101 Technical Report titled "NI 43-101 Technical Report for the Rainy River Mine, Ontario, Canada" available on SEDAR+ at www.sedarplus.ca.

Technical Information

The scientific and technical information relating to the exploration results at Rainy River has been reviewed and approved by Dr. Jean-François Ravenelle, Vice President, Geology for the Company. Dr. Ravenelle is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec. Dr. Ravenelle is a "Qualified Person" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters, and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2023 dated February 21, 2024 filed and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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SOURCE New Gold Inc.

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For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Director, Investor Relations, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 11-SEP-24